UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of February 2004

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Attached hereto and incorporated by reference herein are the following documents:

1.	Press release issued by the Registrant on, and dated, February 9, 2004, and entitled “Orbotech Announces Fourth Quarter And Full Year 2003 Results”.
2.	Registrant’s Condensed Consolidated Balance Sheet at December 31, 2003.
3.	Registrant’s Condensed Consolidated Statements of Income (Loss) for the Twelve Month and Three Month Periods ended December 31, 2003.
4.	Press release issued by the Registrant on, and dated, February 9, 2004, and entitled “Orbotech And Clal Announce Agreement For Purchase By Orbotech Of Clal’s Shareholding In Negevtech”.
5.	Press release issued by the Registrant on, and dated, February 9, 2004, and entitled “Orbotech Awarded Major AOI Order By Merix Corporation”.

*         *         *         *         *         *

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124 and Registration No. 333-12692) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

FOR IMMEDIATE RELEASE

COMPANY CONTACTS:
Adrian Auman, Corporate Vice President	Michelle Harnish
Investor Relations, Director of Finance	Marcom Manager
Orbotech Ltd.	Orbotech, Inc.
+972-8-942-3560	+1-978-901-5120
Amichai Steinberg, CFO and Corporate VP Finance
Orbotech Ltd.
+972-8-942-3524
www.orbotech.com

ORBOTECH ANNOUNCES FOURTH QUARTER AND

FULL YEAR 2003 RESULTS

YAVNE, ISRAEL—February 9, 2004—ORBOTECH LTD. (NASDAQ/NM SYMBOL: ORBK) today announced its consolidated financial results for the fourth quarter and full year ended December 31, 2003.

Revenues for the fourth quarter of 2003 were $62.3 million, compared with $56.9 million in the fourth quarter a year ago. Net loss for the fourth quarter of 2003 was $7.3 million, or $0.23 per share (diluted), compared with a net loss of $9.8 million, or $0.31 per share (diluted) in the fourth quarter of last year. Excluding special charges of $10.9 million, net of taxes, in the fourth quarter of 2003, net income for the fourth quarter of 2003 was $3.6 million, or $0.11 per share (diluted), compared with a net loss, excluding special charges of $8.8 million, net of taxes, in the fourth quarter of 2002, of $1.0 million, or $0.03 per share (diluted), a year ago.

Special charges recorded during the fourth quarter of 2003 were: $3.8 million in restructuring costs related to further head count reductions and operational rationalizations, $7.4 million ($6.3 million net of taxes) write-off of inventory due to the accelerated acceptance of new printed circuit board (“PCB”) products and new generations of flat panel display (“FPD”) products resulting in obsolescence of certain components, and a charge of $0.7 million relating to the Company’s write-down of its venture capital investment in Bio-View Ltd.

Revenues for the year ended December 31, 2003 were $228.4 million, compared with the $216.4 million recorded in 2002. Net loss for the year ended December 31, 2003 was $3.0 million, or $0.09 per share (diluted), compared with net loss of $15.8 million, or $0.49 per share (diluted) for the year ended December 31, 2002. Excluding special charges of $10.9 million, net of taxes, for the year ended December 31, 2003, net income for the year was $7.9 million, or $0.24 per share (diluted), compared with a net loss, excluding special charges of $10.5 million, net of taxes, of $5.3 million, or $0.17 per share (diluted), in 2002.

Sales of equipment to the PCB industry relating to bare PCBs in the fourth quarter of 2003 were $23.7 million, compared with $20.9 million in the third quarter of 2003 and $19.5 million in the fourth quarter of 2002. Sales of FPD inspection equipment were $14.3 million, compared with $13.8 million in the third quarter of 2003 and $15.0 million in the fourth quarter of 2002. Sales of equipment to the PCB industry relating to assembled PCBs were $5.2 million, compared with $3.7 million in the third quarter of 2003 and $5.3 million in the fourth quarter of 2002. Sales of automatic check reading products were $2.3 million, compared with $2.4 million in the third quarter of 2003 and $1.7 million in the fourth quarter of 2002. In addition, service revenue for the fourth quarter of 2003 was $16.7 million, unchanged from the third quarter of 2003 and up from the $15.4 million recorded in the fourth quarter of 2002.

The Company completed the quarter with cash equivalents and short-term and long-term cash investments of approximately $159 million, compared with approximately $160 million at the end of the third quarter. Non-operating disbursements totaled approximately $7.6 million, comprised mainly of a $6.5 million loan repayment to the Government of Israel in connection with the settlement reached in 2001 with the Israeli Office of the Chief Scientist (“OCS”) for the early payment of royalties arising from previous OCS grants to the Company. The balance of $6.2 million was paid in January 2004.

The Company’s results for the fourth quarter reflect an improving business environment in the electronics industry. Our PCB customers are reporting stronger demand for their products, and the combination of their low investment levels over recent years and their current higher capacity utilization rates has, in turn, led to increased demand for our products. The FPD industry is witnessing an acceleration in the rate of construction of new manufacturing plants in response to higher-than-expected demand, which has also positively impacted our current record level of FPD bookings.

Today, we are announcing that we have been selected to be the preferred AOI vendor to a leading FPD manufacturer in Korea for its G7 TFT-LCD fabrication facility for the production of LCD televisions, with delivery of in-line AOI systems planned for the second half of 2004.

We also announced today, jointly with Clal Industries and Investments Ltd. (“Clal”), that we have, through our venture capital arm, irrevocably offered to acquire Clal’s equity interest in Negevtech Ltd. for approximately $14.1 million, payable in cash. Negevtech is a privately held Israeli company which develops, manufactures and markets diagnostics equipment for the semiconductor industry. If consummated, this transaction would increase our holding in Negevtech Ltd. from approximately 10% to about 32%.

Commenting on the results, Yochai Richter, Chief Executive Officer, said: “The Company is feeling the effects of the recovery being experienced throughout the electronics industry and is benefiting from its cost-cutting measures. In addition, our consistent and selective investments in research and development have enabled us to maintain our position as a leading supplier to the industries that we serve, by introducing new and innovative products to answer our customers’ sophisticated needs and by continuing to provide them with first class service and support. We believe that the Company is well positioned to take advantage of the business opportunities which should arise as this positive trend continues into 2004.”

An earnings conference call is scheduled for Monday, February 9, 2004, at 9:00 a.m. EST. The dial-in number for the conference call is 773-756-4619, and a replay will be available at 402-220-9683, until February 23, 2004. The pass code is Q4. A live web cast of the conference call can also be heard by accessing the investor relations section on the Company’s website at www.orbotech.com.

Except for historical information, the matters discussed in this press release are forward-looking statements that are subject to certain risks and uncertainties which could cause the actual results to differ materially from those projected, including industry trends, the timing and strength of product and service offerings, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and other risks detailed from time to time in the Company’s SEC reports. The Company assumes no obligation to update the information in this press release.

Orbotech is a world leader in providing yield-enhancing, production support solutions for specialized applications in the supply chain of the electronics industry, principally for printed circuit boards (PCBs) and flat panel displays (FPDs). The Company designs, develops, manufactures, markets and services automated optical inspection (AOI) systems for bare and assembled PCBs and for FPDs, and imaging solutions for PCB production. The Company’s innovative AOI, imaging and computer-aided manufacturing (CAM) technologies enable customers to achieve the increased yields and throughput essential to remaining at the forefront of electronics production. Through its subsidiary, Orbograph Ltd., the Company also develops and markets automatic check reading software to banks and other check processing organizations. Of Orbotech’s employees, more than one quarter are scientists and engineers, who integrate their multi-disciplinary knowledge, talents and skills to develop and provide sophisticated solutions and technologies designed to meet customers’ long-term needs. Orbotech maintains its headquarters and its primary research, development and manufacturing facilities in Israel, and more than 30 offices worldwide. The Company’s extensive network of marketing, sales and customer support teams throughout North America, Europe, the Pacific Rim, China and Japan deliver its knowledge and expertise directly to customers the world over. For more information visit www.orbotech.com.

ORBOTECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

AT DECEMBER 31, 2003

	December 31 2 0 0 3	December 31 2 0 0 2
	(Audited)	(Audited)
	U. S. dollars in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	124,937	96,687
Marketable securities	10,999	19,781
Short-term investments	6,900	15,000
Accounts receivable:
Trade	91,560	85,705
Other	21,641	23,789
Inventories	52,990	68,441

T o t a l current assets	309,027	309,403

INVESTMENTS AND NON-CURRENT RECEIVABLES:
Long-term investments	15,829	18,638
Investments in companies	10,560	7,622
Non-current trade receivables	249	307
Severance pay fund	13,891	11,243
Deferred income taxes	4,749	1,996

	45,278	39,806

PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation and amortization	18,604	21,784

GOODWILL AND OTHER INTANGIBLE ASSETS, net of accumulated amortization	13,539	16,176

	386,448	387,169

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Current maturity of long-term liability	6,151	2,976
Accounts payable and accruals:
Trade	19,178	15,237
Other	44,890	42,436

T o t a l current liabilities	70,219	60,649

ACCRUED SEVERANCE PAY	22,685	19,180

LONG-TERM LIABILITY TO THE GOVERNMENT OF ISRAEL, net of current maturity		11,906

T o t a l liabilities	92,904	91,735

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY	455

SHAREHOLDERS' EQUITY:
Share capital	1,616	1,612
Additional paid-in capital	97,615	95,423
Deferred stock compensation	(921)	(471)
Retained earnings	218,146	221,101
Accumulated other comprehensive income	(1,043)	93

	315,413	317,758
Less treasury stock, at cost	(22,324)	(22,324)

T o t a l shareholders' equity	293,089	295,434

	386,448	387,169

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

FOR THE TWELVE MONTH AND THREE MONTH PERIODS ENDED DECEMBER 31, 2003

	12 m o n t h s e n d e d D e c e m b e r 3 1		3 m o n t h s e n d e d D e c e m b e r 3 1
	2 0 0 3	2 0 0 2	2 0 0 3	2 0 0 2
	(Audited)		(Unaudited)
	U.S. dollars in thousands (except per share data)
REVENUES	228,392	216,368	62,303	56,868

COST OF REVENUES:
COST	130,917	130,284	35,203	34,179
WRITE-OFF OF INVENTORIES	7,448		7,448

	138,365	130,284	42,651	34,179

GROSS PROFIT	90,027	86,084	19,652	22,689

RESEARCH AND DEVELOPMENT COSTS—net	39,456	42,193	9,886	11,151

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	48,000	50,184	12,669	12,844

AMORTIZATION OF OTHER INTANGIBLE ASSETS	2,400	2,521	600	640

RESTRUCTURING COSTS	3,786	10,733	3,786	8,845

OPERATING LOSS	(3,615)	(19,547)	(7,289)	(10,791)

FINANCIAL INCOME—net	2,379	2,888	623	934

OTHER EXPENSES	(696)		(696)

LOSSES BEFORE TAXES ON INCOME	(1,932)	(16,659)	(7,362)	(9,857)

TAXES ON INCOME	61	(1,099)	(664)	(134)

LOSS FROM OPERATIONS OF THE COMPANY AND ITS SUBSIDIARIES AND JOINT VENTURE	(1,993)	(15,560)	(6,698)	(9,723)

MINORITY SHARE IN LOSSES OF CONSOLIDATED SUBSIDIARY	(455)		(455)

SHARE IN LOSSES OF ASSOCIATED COMPANY	(507)	(233)	(105)	(89)

NET LOSS FOR THE PERIOD	(2,955)	(15,793)	(7,258)	(9,812)

LOSS PER SHARE:
BASIC	($0.09)	($0.49)	($0.23)	($0.31)

DILUTED	($0.09)	($0.49)	($0.23)	($0.31)

WEIGHTED AVERAGE NUMBER OF SHARES (IN THOUSANDS) USED IN COMPUTATION OF LOSS PER SHARE:
BASIC	32,031	31,972	32,122	31,972

DILUTED	32,031	31,972	32,122	31,972

FOR IMMEDIATE RELEASE

COMPANY CONTACTS:

Adrian Auman, Corporate Vice President

Investor Relations, Director of Finance

Orbotech Ltd.

+972-8-942-3560

Amichai Steinberg, CFO and Corporate VP Finance

Orbotech Ltd.

+972-8-942-3524

www.orbotech.com

ORBOTECH AND CLAL ANNOUNCE AGREEMENT FOR PURCHASE BY

ORBOTECH OF CLAL’S SHAREHOLDING IN NEGEVTECH

YAVNE, ISRAEL—February 9, 2004—ORBOTECH LTD. (NASDAQ/NM SYMBOL: ORBK) and Clal Industries and Investments Ltd. (“Clal”) today jointly announced that they have signed an agreement containing irrevocable undertakings by them for the sale and transfer by Clal to Orbotech Ltd. of all of Clal’s shareholdings in Negevtech Ltd. (“Negevtech”), a privately held Israeli company which develops, manufactures and markets diagnostics equipment for the semiconductor industry.

If the agreement is consummated, Orbotech Ltd., through its venture capital arm, the Orbotech Technology Ventures Limited Partnership (“OTV”), would acquire and receive all of Clal’s equity interest in Negevtech for approximately $14.1 million, payable in cash, thereby increasing OTV’s holding in Negevtech from approximately 10% to about 32% of that Company. The agreement is subject, among other things, to the terms and conditions of Negevtech’s Articles of Association and the existing Negevtech shareholders’ agreement, which provides, inter alia, for pre-emptive rights to the remaining shareholders of Negevtech to purchase the shares held by Clal, as well as for so-called “tag-along” rights which, if exercised, would additionally require Orbotech to purchase certain of their respective equity interests in Negevtech upon the same terms and conditions.

Commenting on the announcement, Mr. Rani Cohen, Co-President Business and Strategy of Orbotech Ltd., said: “Negevtech has developed an innovative electronic imaging system which provides real-time data about wafer integrity during manufacture, initial shipments of which are planned for later this year. Orbotech views this proposed transaction as an important part of the strategic process of development and expansion of its business of providing yield-enhancing, production support solutions for use in additional applications both within and outside the electronics industry.”

Mr. Gonen Bieber, VP Finance of Clal Industries and Investments Ltd., added: “We believe this strategic transaction, in which a leading Israeli operating company takes over our stake, will be beneficial to Negevtech founders and all other shareholders. Of the $14.1 million proceeds, Clal will recognize a gain of approximately $8.8 million on an investment made approximately four years ago. This successful investment underscores Clal’s view that the high tech arena represents one of the most important and promising investment opportunities available to us. Clal is committed to continue investing in this arena in the future, following its $30 million high tech investment during 2003. We would especially like to thank Gadi Neuman and David Alumot, founders of Negevtech, for their vision and skills that were critical to the success of our investment. Clal will continue to seek out and support promising Israeli entrepreneurs and technology players in order to further create shareholders value.”

Clal Industries and Investments Ltd. (CII) is an investment company, held by IDB Development Ltd. (64%). CII holds a portfolio in diverse industrial fields ranging from manufacturing oriented activities to advanced technology based companies. In the manufacturing sector, the company has holdings in enterprises that are leaders in their respective markets, with the major holdings being in the cement, paper and textile industries. In the advanced technology sector, the company has direct holdings in companies which operate in the Telecom, Industrial Electronics and Microelectronics fields. In addition, the company operates two specialized clusters, one manages CII’s large investments in the Bio-Technology area and the other manages its portfolio of Venture Capital investments.

Except for historical information, the matters discussed in this press release are forward-looking statements that are subject to certain risks and uncertainties which could cause the actual results to differ materially from those projected, including industry trends, the timing and strength of product and service offerings, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and other risks detailed from time to time in the Company’s SEC reports. The Company assumes no obligation to update the information in this press release.

Orbotech is a world leader in providing yield-enhancing, production support solutions for specialized applications in the supply chain of the electronics industry, principally for printed circuit boards (PCBs) and flat panel displays (FPDs). The Company designs, develops, manufactures, markets and services automated optical inspection (AOI) systems for bare and assembled PCBs and for FPDs, and imaging solutions for PCB production. The Company’s innovative AOI, imaging and computer-aided manufacturing (CAM) technologies enable customers to achieve the increased yields and throughput essential to remaining at the forefront of electronics production. Through its subsidiary, Orbograph Ltd., the Company also develops and markets automatic check reading software to banks and other check processing organizations. Of Orbotech’s employees, more than one quarter are scientists and engineers, who integrate their multi-disciplinary knowledge, talents and skills to develop and provide sophisticated solutions and technologies designed to meet customers’ long-term needs. Orbotech maintains its headquarters and its primary research, development and manufacturing facilities in Israel, and more than 30 offices worldwide. The Company’s extensive network of marketing, sales and customer support teams throughout North America, Europe, the Pacific Rim, China and Japan deliver its knowledge and expertise directly to customers the world over. For more information visit www.orbotech.com.

FOR IMMEDIATE RELEASE

COMPANY CONTACTS:
Adrian Auman, Corporate Vice President	Michelle Harnish
Investor Relations, Director of Finance	Marketing Communications Mgr.
Orbotech Ltd.	Orbotech, Inc.
+972-8-942-3560	+1-978-901-5120
Amichai Steinberg, CFO and Corporate VP Finance
Orbotech Ltd.
+972-8-942-3524
www.orbotech.com

ORBOTECH AWARDED MAJOR AOI ORDER BY MERIX CORPORATION

YAVNE, ISRAEL—February 9, 2004—ORBOTECH LTD. (NASDAQ/NM SYMBOL: ORBK) today announced the receipt of major order from MERIX CORPORATION (NASDAQ/NM SYMBOL: MERX) for Spiron-8800 VIP™ automated optical inspection (“AOI”) systems to be utilized in the manufacturer’s expanded, multi-plant printed circuit board (“PCB”) production operation in Oregon, USA. With this order, Merix will have the largest installed base of Spiron-8800 VIP systems worldwide.

“During the downturn, we implemented a forward-thinking strategy of positioning ourselves for strong growth when the electronics industry improved. This included the expansion of our operation with our new Wood Village production facility and the continuous enhancement of our technology capabilities to address the advanced, multi-layer product requirements of our diverse customer base. We are pleased to now see an increase in customer demand and an improvement in business conditions in the PCB industry at large”, said Mr. Mark Hollinger, Chairman and Chief Executive Officer of Merix. “After an extensive evaluation of available solutions to meet our additional AOI needs, we are pleased to have made the decision to continue working with Orbotech. We expect that the Spiron will give us excellent operational efficiencies and we look forward to Orbotech’s continued professional support.”

Mr. Barry Cohen, President and CEO of Orbotech, Inc., commented: “Merix is a long-standing and highly-valued customer of Orbotech. We are very pleased to have earned their continued confidence in our technology and support as the best solution for meeting their quality, cost and time-to-market goals. Their growth plan and accomplishments are certainly impressive and we look forward to continuing to be a significant contributor to that success.”

Mr. Asher Levy, President of the PCB Division at Orbotech Ltd., added: “Our Spiron system, with unique VIP (verification-in-parallel) technology, has been very well received by the market worldwide as a best-fit solution for cutting cycle time and inspection costs. Since its introduction in early 2003 we have received orders for over 50 systems including this large multi-system order from Merix.”

Merix is a leading U.S. manufacturer of technologically advanced, multilayer, rigid printed circuit boards for use in sophisticated electronic equipment. Merix provides high-performance materials, quick-turn prototype, pre-production and volume board production to its customers. Principal markets served by Merix include data communications and wireless telecommunications, high-end computing and storage, and test and measurement end markets in the electronics industry. Additional corporate information is available on the internet at www.merix.com

Except for historical information, the matters discussed in this press release are forward-looking statements that are subject to certain risks and uncertainties which could cause the actual results to differ materially from those projected, including industry trends, the timing and strength of product and service offerings, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and other risks detailed from time to time in the Company’s SEC reports. The Company assumes no obligation to update the information in this press release.

Orbotech is a world leader in providing yield-enhancing, production support solutions for specialized applications in the supply chain of the electronics industry, principally for printed circuit boards (PCBs) and flat panel displays (FPDs). The Company designs, develops, manufactures, markets and services automated optical inspection (AOI) systems for bare and assembled PCBs and for FPDs, and imaging solutions for PCB production. The Company’s innovative AOI, imaging and computer-aided manufacturing (CAM) technologies enable customers to achieve the increased yields and throughput essential to remaining at the forefront of electronics production. Through its subsidiary, Orbograph Ltd., the Company also develops and markets automatic check reading software to banks and other check processing organizations. Of Orbotech’s employees, more than one quarter are scientists and engineers, who integrate their multi-disciplinary knowledge, talents and skills to develop and provide sophisticated solutions and technologies designed to meet customers’ long-term needs. Orbotech maintains its headquarters and its primary research, development and manufacturing facilities in Israel, and more than 30 offices worldwide. The Company’s extensive network of marketing, sales and customer support teams throughout North America, Europe, the Pacific Rim, China and Japan deliver its knowledge and expertise directly to customers the world over. For more information visit www.orbotech.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.

(Registrant)

By:	/s/ Amichai Steinberg
Amichai Steinberg Corporate Vice President for Finance and Chief Financial Officer

Date:    February 9, 2004